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Exhibit (a)(9)

Form of Acknowledgement of Receipt of Election/Change of Election Form

        Please find attached a confirmation of the election you have made with respect to your participation or non-participation in United Online's Offer to Exchange. Please keep this confirmation as a record of your election.

        REMINDER: You can change your election by delivering to us via mail at 21301 Burbank Boulevard, Woodland Hills, California 91367, Attn.: Stock Plan Administrator (or via fax at (818) 287-3010) another properly completed and executed Election/Change of Election Form with the required information. Any new Election/Change of Election Form sent to us by mail or fax must be received no later than 11:59 p.m. Pacific Standard Time on April 7, 2006 in order to be effective, unless we notify you that the expiration date of the Offer to Exchange has been extended.

        If you change your election, you will receive another confirmation acknowledging your new election choice. United Online will rely on the most recently completed election.

EMPLOYEE CONFIRMATION—TENDER OFFER 2006

Name:

        Please compare your elections on your Election/Change of Election Form to the elections below.

Grant Date	Option Price ($)	Total Number of Option Shares Outstanding	Tender	4:1 conversion	5:1 conversion
			☒	☐	☒
			☒	☐	☒
			☒	☒	☐
			☒	☒	☐

        If the above chart does not match the elections you made on your submitted Election/Change of Election Form, please contact [our Stock Plan Administrator] immediately at (818) 287-3477 or ExchangeOffer@corp.untd.com. If you wish to make changes (other than corrections) to existing elections, you MUST submit a new Election/Change of Election Form. Changes submitted on this form are invalid and will not be accepted.

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Form of Acknowledgement of Receipt of Election/Change of Election Form